FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]                                        Form 40-F [   ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                                                  No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date August 30, 2004	By /s/ Hiroshi Kawashimo

(Signature)*

Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.
1.   Interim report for the 104th business term

TRANSLATION

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2008
2009
2010

Interim Report For The 104th Business Term

From January 1, 2004 to June 30, 2004

CANON INC.

To Our Shareholders

     We are pleased to present our interim report for the first half of our 104th business term (from January 1, 2004 to June 30, 2004).

     Reviewing conditions in both the domestic and overseas economies during the first half of the current fiscal year, the United States economy experienced a strong recovery, driven largely by resilient consumer spending and capital investments brought on by aggressive fiscal and financial policies. The European economies showed a slow but generally stable recovery trend. The Asian economies, in particular, China, benefited from favorable exports, and showed continued strong growth. As for Japan, continued expansion in exports and capital investments together with a recovery in consumer spending contributed to steady growth in the economy. In the foreign exchange markets, the Yen strengthened against the U.S. Dollar, but weakened against the Euro, compared to the first half of 2003.

     Looking at the markets in which we conduct business, the market for digital cameras and digital video cameras continued to grow strongly. The market for networked multifunctional devices and printers showed steady growth due to increasing demand for multifunctionality and color. At the same time, demand for semiconductor production equipment for IC chips and memories as well as mirror projection mask aligners for LCD panels grew as a result of an expansion in the market for digital consumer electronics, etc. and subsequent increased capital investments by semiconductor and LCD panel manufacturers.

     Amid this business environment, Canon entered the fourth year of Phase II (2001 to 2005) of its “Excellent Global Corporation Plan.” In keeping with this plan, the Canon Group has carried out various management reforms in order to establish a highly profitable earnings structure that can withstand various changes in our business environment. In particular, we sought to further advance reforms in our production and development activities, as well as taking steps to improve the competitiveness of our products, to reduce costs, and to embark on the restructuring of our procurement activities. Further, as for our semiconductor and LCD production equipment operations, we strengthened our corporate structure in our development, production, and sales functions in order to respond flexibly to changes in the market.

     As a result of these efforts, and supported by vigorous economies around the world, our earnings during the first half of the current fiscal year continued the uptrend seen during the second half of 2003. Consequently, we recorded consolidated sales of 1,648.4 billion yen (up 7.3% from the first half of 2003), consolidated income before income taxes and minority interests of 260 billion yen (up 20.6%), and consolidated net income of 160.8 billion yen (up 25.8%). On a non-consolidated basis, we recorded sales of 1,078.6 billion yen (up 13.9%), and ordinary profit of 197.7 billion yen (up 20.3%). All of these figures represent record highs. Non-consolidated net income declined to 127 billion yen, falling 1.4% from the first half of 2003 when we recorded 45.9 billion yen for gains on exemption from the substitutional portion of the employees’ pension fund.

     We have decided to pay an interim dividend of 25 yen per share (up 10 yen from the interim dividend for the previous business term) from August 27.

     Looking ahead to the second half of the current fiscal year, while we expect economies worldwide to continue to recover, the Canon Group remains prepared for any uncertainties that may develop in our business environment. Against the background of such conditions, we seek to implement further business reforms designed to further strengthen our management structure and to raise our performance to an even higher level.

     We look forward to your continued support and encouragement in the future.

August 2004

FUJIO MITARAI
President & C.E.O.

Change in Business Results

Net Sales (Consolidated)
100 MILLIONS OF YEN

Net Sales (Non-Consolidated)
100 MILLIONS OF YEN

Income before Income Taxes and
Minority Interests (Consolidated)
100 MILLIONS OF YEN

Ordinary Profit (Non-Consolidated)
100 MILLIONS OF YEN

Net Income (Consolidated)
100 MILLIONS OF YEN

Net Income (Non-Consolidated)
100 MILLIONS OF YEN

BUSINESS CONDITIONS BY OPERATIONS

Sales by Operations

Consolidated

	Sales	Change from the First
Operations	(100 millions of yen)	Half of Fiscal 2003 (%)
Business Machines	11,423	0.7
Office Imaging Products	5,543	2.8
Computer Peripherals	5,307	(0.1)
Business Information Products	573	(10.5)

Cameras	3,473	22.4

Optical and Other Products	1,588	35.4

Total	16,484	7.3

Non-Consolidated

	Sales	Change from the First
Operations	(100 millions of yen)	Half of Fiscal 2003 (%)
Business Machines	6,957	1.7
Office Imaging Products	2,455	4.1
Computer Peripherals	4,502	0.4

Cameras	2,878	38.2

Optical and Other Products	951	75.8

Total	10,786	13.9

Notes:
1.	Regarding the segment of “Business information products” within the “Business machines” category in the consolidated information above, there were no sales on a non-consolidated basis.
2.	From this interim period, the Company is disclosing in the “Office imaging products” category of the consolidated information above, the figures related to information system business (including document solution, network integration, etc.), previously classified under “Optical and other products,” in view of the close association between the information system business and the office imaging products business. The figures for the previous term have been reclassified, accordingly.

Consolidated	Non-Consolidated

Business Machines Operations

Office Imaging Products

     Amid continuing fierce competition in both domestic and overseas markets for office imaging products, we have focused our efforts on offering increased networking functions, higher performance and color functions in order to expand sales.

     For office use products, sales of “iR C3200/C3200N,” which was introduced in 2003 as the first color machine in our networkable, multifunctional “imageRUNNER series,” remained strong in all of our global markets. Also, through the additional launch of “iR C3100” medium-speed color multifunction device, and our high-speed multifunction device “iR C6800,” we endeavored to strengthen our color product line-up and expand sales. Our strong line-up of black and white digital multifunctional devices, which ranges from low- to high-speed models, and our “iR1600/2000 series” in particular, was well received in both Japanese and overseas markets, and recorded a steady level of sales, much as in 2003.

     We also aggressively pursued the solutions business, by taking advantage of our Multifunctional Embedded Application Platform (MEAP), which is incorporated in our “imageRUNNER series” machines and allows users to expand functionality by installing specialized application software, and also by promoting our solid line-up of “imageWARE series” software for document solution.

     As for products targeting individuals and small business owners, acting upon the shift in demands from single-function copying machines to digital multifunctional devices (featuring copying machine, printer, and facsimile functions) prominent in Japan and the U.S., we strove to expand sales of products like our “imageCLASS MF5550,” introduced last year in the North American market. In the process of shift from analog to digital copying machines in Europe, we endeavored to expand sales of products like the “PC-D320/340” compact digital copying machine that was introduced last year.

     As a result of these efforts, consolidated and non-consolidated sales of this segment rose by 2.8% and 4.1%, respectively, compared to the first half of 2003.

Change in Sales
100 MILLIONS OF YEN

Consolidated

Non-Consolidated

Computer Peripherals

     In order to respond to the trends of lower prices and shorter product lifecycles in this area, we sought to cut costs, increase development speed, and reduce inventory.

     Regarding inkjet printers, we responded to the shift in demand towards lower priced models offering improved functionality that was especially visible in overseas markets. Further, continuing from last year, we strove to advance the added value of our products by promoting the adoption of “PictBridge,” a user-friendly industry-standard interface that enables direct printing from digital cameras and digital video cameras. Sales of our “PIXUS 560i” with the “PictBridge” interface, introduced last year, were strong, and our flagship model, “PIXUS 9900i,” which we introduced during this first half, has received high praise from professional photographers for its outstanding image resolution. While demand in Europe, North America and Japan is shifting from single-function printers to multifunctional devices (including copying, scanning and other functions), sales of our medium-class “PIXUS MP360/370” machines introduced last year were quite favorable. In addition, we have sought to further expand sales through the introduction of our high-end model, the “PIXUS MP740/710” during this first half.

     Turning to laser beam printers, sales of our OEM-brand color laser beam printers grew strongly in volume terms along with solid sales of black and white printers. As for the Canon brand products, sales of printers that can handle A3-sized paper, including Canon’s new “Satera LBP3800/3700” black and white printer, were strong in Japan.

     With regard to image scanners, although the demand for multifunctional devices has been on the increase, our “CanoScan LiDE80” machine, introduced last year, continued to sell strongly in Japan and North America.

     While sales in this division grew on a volume basis, the shift in demand towards lower-priced products continued, restraining sales figures to levels almost the same as in the first half of 2003. Sales declined 0.1% on a consolidated basis, and rose 0.4% on a non-consolidated basis.

Change in Sales
100 MILLIONS OF YEN

Consolidated

Non-Consolidated

Business Information Products

     The market for commercial-use document scanners marketed by Canon Electronics, Inc. is expanding on the back of the “paperless” trend in Japan, Europe and North America. In particular, “DR-9080C/6080” and other high-speed scanners, with the scanning speed of 60 to 90 pages per minute, helped to boost sales.

     As for calculators marketed by Canon Electronics Business Machines (H.K.) Co., Ltd., models with printing function continued to see strong sales in North America. Moreover, Canon Electronics Business Machines (H.K.) Co., Ltd.’s electronic dictionaries, which are sold in Japan, including the “wordtank V70” which has Chinese language capability, “wordtank C30” designed for students, and the newly-introduced “wordtank G50,” have contributed significantly to its sales.

     With regard to personal computers sold by Canon Sales Co., Inc., intentional curtailing of personal computers as individual products, as part of a strategy to promote the sales of high value-added total solution packages, resulted in large decline in sales.

     Consequently, consolidated sales in this segment declined by 10.5% compared to the first half of 2003.

Note: For this segment, there were no sales on a non-consolidated basis.

Change in Sales
100 MILLIONS OF YEN

Consolidated

Camera Operations

     Demand for digital cameras, both single-lens reflex (SLR) and compact type, expanded on a global basis, while worldwide demand for conventional film cameras contracted. For video cameras, as well, demand for digital models continued to grow.

     Amid these trends, in response to the strong potential of the market for digital SLR cameras, we took the lead in introducing an affordable model, “EOS Kiss Digital,” in September 2003, and sales of this camera continued to sell strongly. Additionally, the “EOS-1D Mark II,” which was introduced during the current term and boasts the world’s fastest continuous shooting speed, has received extremely high recognition from professional photographers.

     With regard to compact digital cameras, while widespread diffusion in Japan caused growth in the domestic market to slow, we expect to see growth in demand for these products outside of Japan. Amid this situation, we have introduced five new models in our “PowerShot series,” including the “PowerShot Pro1,” and three new models in the “IXY DIGITAL series,” including the “IXY DIGITAL 500,” to expand sales.

     In the area of digital video cameras, we have bolstered our line-up in each of our markets around the globe by introducing new products such as the “FV M100 KIT” and the “FV M20 KIT,” and we have outfitted our products with our unique “DIGIC DV” imaging processor to differentiate them from competing models and thus successfully increased our sales. We have also focused on expanding sales of compact photo printers, and have introduced new products such as the “CP-330,” which employs the “PictBridge” industry-standard interface that allows direct printing from digital cameras and digital video cameras.

     At the same time, as to film cameras, despite our introduction of several new cameras, such as the “EOS 7s” SLR, targeting experienced camera users, and the “Autoboy N150” compact camera, sales of film cameras declined due to the shift in consumer demand towards digital cameras.

     As a result, this segment’s consolidated and non-consolidated sales rose by 22.4% and 38.2%, respectively, compared to the first half of 2003.

Change in Sales
100 MILLIONS OF YEN

Consolidated

Non-Consolidated

Optical and Other Products Operations

     Demand for semiconductor production equipment expanded due to strength in the semiconductor market arising from brisk sales of cellular telephones and digital consumer products, as well as from replacement demand for personal computers. Demand for LCDs used in televisions and other applications was also extremely strong. Amid these trends, demand from memory manufacturers in Japan, Taiwan, Korea and other areas of Asia for our leading-edge semiconductor steppers expanded rapidly. At the same time, due to continued growth in demand for charge-coupled devices (CCD) and small-sized LCDs, orders for conventional products such as our i-line and KrF steppers continued to see favorable trends. Further, demand for mirror projection mask aligners for large-sized LCD panels remained robust, with our “MPA-7800” machines for fifth generation giant panels (1,200 mm by 1,300 mm) experiencing particularly strong growth in sales volumes.

     In the area of broadcast-use television lenses, brisk demand was seen in North America, where the trends of digital and high resolution broadcasting are firmly in place. Demand in Japan and other parts of Asia remained strong, as well. In particular, we focused efforts to expand sales of our handy-type, “high-grade ENG lens series,” including our “J17ex7.7B,” and succeeded to substantially increase the number of units sold.

     As for medical equipment, sales of our “CR-DGi” non-mydriatic retinal camera, introduced last year, remained strong. Furthermore, the “CXDI-50G” and other X-ray digital cameras, which use our unique sensor technologies, recorded favorable sales.

     Consequently, this segment’s consolidated and non-consolidated sales rose by 35.4% and 75.8%, respectively, compared to the first half of 2003.

Change in Sales
100 MILLIONS OF YEN

Consolidated

Non-Consolidated

Note:	The products mentioned in “Business Conditions by Operations” above may have different names in other areas.

Balance Sheets/Statements of Income

Canon’s consolidated financial statements conform with accounting principles generally accepted in the United States of America.

Consolidated Balance Sheets

ASSETS

		Millions of yen
	As of June 30,	As of Dec. 31,
	2004	2003
	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	811,221	690,298
Marketable securities	1,369	1,324
Trade receivables	526,980	539,006
Inventories	486,623	444,244
Prepaid expenses and other current assets	245,530	255,905

Total current assets	2,071,723	1,930,777
Noncurrent receivables	14,999	16,543
Investments	73,707	78,912
Property, plant and equipment, net	891,248	846,433
Other assets	301,788	309,483

Total assets	3,353,465	3,182,148

LIABILITIES AND STOCKHOLDERS’ EQUITY

		Millions of yen
	As of June 30,	As of Dec. 31,
	2004	2003
	(Unaudited)	(Audited)
Current liabilities:
Short-term loans	17,152	39,136
Trade payables	470,817	391,181
Income taxes	80,639	83,064
Accrued expenses	180,164	193,657
Other current liabilities	121,532	120,265

Total current liabilities	870,304	827,303
Long-term debt, excluding current installments	35,733	59,260
Accrued pension and severance cost	237,152	238,001
Other noncurrent liabilities	37,110	30,843

Total liabilities	1,180,299	1,155,407

Minority interests	166,432	161,196
Stockholders’ equity:
Common stock	173,514	168,892
Additional paid-in capital	401,558	396,939
Retained earnings	1,580,425	1,450,440
Accumulated other comprehensive income (loss)	(143,585)	(143,275)
Treasury stock	(5,178)	(7,451)

Total stockholders’ equity	2,006,734	1,865,545

Total liabilities and stockholders’ equity	3,353,465	3,182,148

Notes:

		Millions of yen
	As of June 30,	As of Dec. 31,
	2004	2003
	(Unaudited)	(Audited)
1. Allowance for doubtful receivables	12,992	14,423
2. Accumulated depreciation	1,138,228	1,118,183
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(85,849)	(83,801)
Net unrealized gains and losses on securities	7,123	6,784
Minimum pension liability adjustments	(65,043)	(65,961)
Net gains and losses on derivative financial instruments	184	(297)
4. The number of consolidated subsidiaries as of June 30, 2004 was 200, and the number of companies accounted for on an equity basis as of June 30, 2004 was 19.

Consolidated Statements of Income

		Millions of yen
	Six months ended	Six months ended
	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)
Net sales	1,648,420	1,535,588
Cost of sales	822,653	759,714

Gross profit	825,767	775,874
Selling, general and administrative expenses	572,391	559,900

Operating profit	253,376	215,974
Other income (deductions):	6,598	(468)
Interest and dividend income	3,027	4,630
Interest expense	(1,438)	(2,650)
Other, net	5,009	(2,448)

Income before income taxes and minority interests	259,974	215,506
Income taxes	92,745	82,801
Minority interests	6,453	4,938

Net income	160,776	127,767

Notes:
1.	Basic net income per share	¥181.84
2.	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains and losses on securities, change in minimum pension liability adjustments and change in net gains and losses on derivative financial instruments.
	Comprehensive income for six months ended June 30, 2004 and 2003 were ¥160,466 million and ¥167,590 million, respectively.

Non-Consolidated Balance Sheets

ASSETS		Millions of yen
	As of June 30,	As of Dec. 31,
	2004	2003
Current Assets	1,265,705	1,151,428
Cash and deposits	282,523	197,700
Notes receivable	206,733	196,415
Accounts receivable	455,104	454,520
Marketable securities	138	63
Finished goods	98,237	84,955
Work in process	92,977	90,773
Raw materials and supplies	3,880	2,959
Deferred tax assets	21,051	24,351
Short-term loans receivable	15,857	21,868
Other current assets	95,222	84,870
Allowance for doubtful receivables	(6,017)	(7,046)

Fixed Assets	940,416	907,889
Property, Plant and Equipment	501,221	461,971
Buildings	217,467	213,147
Machinery	96,154	88,573
Vehicles	246	181
Tools and equipment	45,237	43,616
Land	92,413	92,413
Construction in progress	49,704	24,041
Intangibles	18,761	19,422
Industrial property rights	218	190
Facility utility rights	452	467
Software	18,091	18,765
Investments	420,434	426,496
Marketable securities-noncurrent	36,288	42,665
Investment in affiliated companies	306,167	303,184
Long-term loans receivable	7,727	7,027
Long-term pre-paid expenses	7,498	8,438
Deferred tax assets-noncurrent	57,879	59,758
Guarantees	3,028	3,130
Other noncurrent assets	1,918	2,334
Allowance for doubtful receivables-noncurrent	(71)	(40)

TOTAL ASSETS	2,206,121	2,059,317

Notes:
1.	Current receivable from affiliated companies	722,923 million yen
	Noncurrent receivable from affiliated companies	7,716 million yen
	Current payable to affiliated companies	263,194 million yen
2.	Accumulated depreciation of property, plant and equipment	609,151 million yen

LIABILITIES AND STOCKHOLDERS’ EQUITY

	Millions of yen
	As of June 30,	As of Dec. 31,
	2004	2003
Current Liabilities	552,874	497,954
Notes payable	33,008	15,360
Accounts payable	296,572	265,848
Short-term loans	53,970	49,603
Other payable	40,499	37,278
Accrued expenses	49,688	49,980
Accrued income taxes	62,214	62,713
Deposits	9,376	7,641
Accrued bonuses for employees	4,702	4,541
Other current liabilities	2,845	4,990
Noncurrent Liabilities	103,087	117,203
Convertible debenture	2,496	11,734
Long-term debts	—	1
Accrued pension and severance cost	99,533	104,230
Accrued directors’ retirement benefit	1,058	1,238

TOTAL LIABILITIES	655,961	615,157

Common Stock	173,514	168,892
Capital Surplus	305,042	300,428
Additional paid-in capital	305,042	300,426
Other capital surplus	—	2
Retained Earnings	1,068,820	974,276
Legal reserve	22,114	22,114
Reserve for special depreciation	9,071	3,896
Reserve for deferral of capital gain on property	7	9
Special reserves	889,828	719,428
Unappropriated retained earnings	147,800	228,829
Net Unrealized Gains (Losses) on Securities	7,962	8,015
Treasury Stock	(5,178)	(7,451)

TOTAL STOCKHOLDERS’ EQUITY	1,550,160	1,444,160

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	2,206,121	2,059,317

3.	Contingent liabilities
	Guarantees	46,878 million yen
	Letter of awareness and others	2,696 million yen
4.	From this interim period, the term which can be defined under the implementing regulation of the Japanese Commercial Code Section 48 is classified by affiliated companies.

Non-Consolidated Statements of Income

	Millions of yen
	Six months ended	Six months ended
	June 30, 2004	June 30, 2003
OPERATING PROFIT AND LOSS
Operating Revenue	1,078,553	946,551
Net sales	1,078,553	946,551
Operating Expenses	888,149	792,160
Cost of sales	666,940	569,687
Selling, general and administrative expenses	221,209	222,473

OPERATING PROFIT	190,404	154,391

OTHER INCOME AND EXPENSE
Other Income	27,560	25,048
Interest income	255	258
Dividend income	6,876	3,685
Rental income	5,869	4,521
Patent royalties	9,921	10,638
Miscellaneous income	4,639	5,946
Other Expense	20,293	15,146
Interest expense	54	129
Selling charge for export bills	—	4
Depreciation of rental assets	5,143	4,017
Loss on disposal and write-off of inventories	4,434	5,071
Foreign exchange loss	6,772	3,592
Miscellaneous loss	3,890	2,333

ORDINARY PROFIT	197,671	164,293

NON-ORDINARY INCOME AND LOSS
Non-Ordinary Income	3,576	46,414
Gain on sales of fixed assets	5	7
Gain on sales of marketable securities-noncurrent	3,571	—
Gain on sales of investments in affiliated companies	—	527
Gain on exemption from the substitutional portion of the employees’ pension fund	—	45,880
Non-Ordinary Loss	4,460	2,588
Loss on sales and disposal of fixed assets	4,460	2,588

INCOME BEFORE INCOME TAXES	196,787	208,119
Income taxes — Current	64,517	59,199
— Deferred	5,234	20,145

NET INCOME	127,036	128,775
Unappropriated retained earnings brought forward from previous term	22,277	13,340
Loss on sales of treasury stock	1,513	1

UNAPPROPRIATED RETAINED EARNINGS	147,800	142,114

Notes:
1.	Transactions with affiliated companies:	Sales	1,054,190 million yen
		Purchase	612,236 million yen
		Other transaction	12,514 million yen
2.	Net income per share		143.68 yen

3.	From this interim period, the term which can be defined under the implementing regulation of the Japanese Commercial Code Section 48 is classified by affiliated companies.

Sales by Region

Consolidated

	Sales	Change from the First
Region	(100 millions of yen)	Half of Fiscal 2003 (%)
Americas	4,949	(3.2)

Europe	5,155	11.0

Japan	4,138	7.8

Others	2,242	27.3

Total	16,484	7.3

Non-Consolidated

	Sales	Change from the First
Region	(100 millions of yen)	Half of Fiscal 2003 (%)
Americas	3,573	2.3

Europe	3,771	18.5

Japan	1,757	15.5

Others	1,685	32.8

Total	10,786	13.9

Consolidated	Non-Consolidated

(100 MILLIONS OF YEN)

COMPANY PROFILE

(The following statements are the status as of June 30, 2004, if not specified otherwise.)

Canon Group Global Network

(1) Major Overseas Bases

Name [Location]

R&D
     Canon Development Americas, Inc.          [U.S.A.]
     Canon Research Centre Europe Ltd.          [U.K.]
     Canon Research Centre France S.A.S.          [France]
     Canon Information Systems Research Australia Pty. Ltd.          [Australia]

Manufacturing
     Canon Virginia, Inc.          [U.S.A.]
     Canon Giessen GmbH          [Germany]
     Canon Bretagne S.A.S.          [France]
     Canon Dalian Business Machines, Inc.          [China]
     Canon Zhuhai, Inc.          [China]
     Canon Zhongshan Business Machines Co., Ltd.          [China]
     Canon (Suzhou) Inc.          [China]
     Canon Inc. Taiwan          [Taiwan]
     Canon Hi-Tech (Thailand) Ltd.          [Thailand]
     Canon Vietnam Co., Ltd.          [Vietnam]
     Canon Opto (Malaysia) Sdn. Bhd.          [Malaysia]

Marketing
     Canon U.S.A., Inc.          [U.S.A.]
     Canon Canada, Inc.          [Canada]
     Canon Latin America, Inc.          [U.S.A.]
     Canon Europa N.V.          [Netherlands]
     Canon (UK) Ltd.          [U.K.]
     Canon France S.A.S.          [France]
     Canon Deutschland GmbH          [Germany]
     Canon North-East Oy          [Finland]
     Canon (China) Co., Ltd.          [China]
     Canon Hongkong Co., Ltd.          [Hong Kong]
     Canon Singapore Pte. Ltd.          [Singapore]
     Canon Australia Pty. Ltd.          [Australia]
     Canon do Brasil Indústria e Comércio Limitada          [Brazil]
     Canon Chile, S.A.          [Chile]
     Canon South Africa Pty. Ltd.          [South Africa]

R&D, Manufacturing and Marketing
     Canon Electronic Business Machines (H.K.) Co., Ltd.          [Hong Kong]

(2) Major Domestic Bases

Name [Location]

Canon Inc., Headquarters [Tokyo]
     Atsugi Office          [Kanagawa Pref.]
     Ayase Plant          [Kanagawa Pref.]
     Hiratsuka Development Center          [Kanagawa Pref.]
     Ami Plant          [Ibaraki Pref.]
     Optics R&D Center          [Tochigi Pref.]
     Toride Plant          [Ibaraki Pref.]
     Kosugi Office          [Kanagawa Pref.]
     Fuji-Susono Research Park          [Shizuoka Pref.]
     Tamagawa Plant          [Kanagawa Pref.]
     Utsunomiya Plant          [Tochigi Pref.]
     Utsunomiya Optical Products Plant          [Tochigi Pref.]

Manufacturing
     Canon Chemicals Inc.          [Ibaraki Pref.]
     Nagahama Canon Inc.          [Shiga Pref.]
     Fukushima Canon Inc.          [Fukushima Pref.]
     Oita Canon Inc.          [Oita Pref.]

Marketing
     Canon Sales Co., Inc.          [Tokyo]
     Canon Software Inc.          [Tokyo]

R&D, Manufacturing and Marketing
     Canon Electronics Inc.          [Saitama Pref.]
     Canon Finetech Inc.          [Ibaraki Pref.]
     Nisca Corporation          [Yamanashi Pref.]

Main Activities of the Canon Group

Canon Group is engaged in the manufacture and sales of the following products.

Operations		Main Products

Business Machines	Office Imaging Products	Digital Multifunctional Devices, Copying Machines, Laser Facsimiles

	Computer Peripherals	Laser Beam Printers, Inkjet Printers, Inkjet Multifunctional Devices, Inkjet Facsimiles, Image Scanners

	Business Information Products	Computers, Document Scanners, Microfilm Equipment, Handy Terminals, Calculators, Electronic Dictionaries

Cameras		Digital Cameras, Film Cameras, Digital Video Cameras, Interchangeable Lenses

Optical and Other Products		Semiconductor Production Equipment, Mirror Projection Mask Aligners for LCD Panels, TV Lenses for Broadcasting Stations, Ophthalmic Instruments, X-Ray Equipment, Medical Image Recording Equipment

Employees

Canon Inc.
Number of employees	19,466 persons
Increase from the previous term	638 persons
Average age	39.1 years
Average years of service	16.2 years
Canon Group
Number of employees	104,947 persons
(Increase of 2,380 persons from the previous term)
Americas	10,125 persons
Europe	11,229 persons
Japan	46,359 persons
Others	37,234 persons

Notes:
1.	The number of employees represents the total number of employees excluding those who do not work full-time.
2.	The number of employees of Canon Inc. does not include those who have been dispatched to affiliated companies, etc. (1,916 persons).

Shares

Total Number of Shares Issuable          2,000,000,000 shares

Total Outstanding Shares, Capital Stock and Number of Shareholders

	As of the end of	Increase during this	As of the end of
	the Previous Term	Half-Term	this Half-Term
Total Outstanding Shares (share)	881,338,645	6,171,005	887,509,650

Capital Stock (yen)	168,892,031,931	4,622,082,745	173,514,114,676

Number of Shareholders (person)	34,935	8,318	43,253

Note:
The increase of the total outstanding shares and capital stock reflect the conversion of convertible debentures into shares.

Shareholding by Category

	Number of Shareholders	Number of Shares
Banking Companies	291	332,402,008

Securities Underwriting Companies	75	25,717,624

Other Domestic Companies	705	29,348,003

Foreign Companies, etc.	1,141	451,391,612

Individual and Others	41,040	47,545,010

The Company’s Own Shares	1	1,105,393

Total	43,253	887,509,650

Shareholding Ratio

Treasury Stock

Acquisition during this		Disposition during this
Half-Term		Half-Term
Number of
	Total Amount		Total Amount	Treasury Stock
Number of	of Acquisition	Number of	of Disposition	as of the end of
Shares	Price	Shares	Price	this Half-Term
Common stock 85,912 shares	460 million yen	Common stock 587,032 shares	1,218 million yen	Common stock 1,105,393 shares

Notes:
1.	The acquisitions during this half-term reflect the purchase of less-than-one-unit shares.
2.	The dispositions during this half-term reflect the delivery of 577,920 shares of the Company’s treasury stock to the shareholders of Igari Mold Co., Ltd., which was made within the Company’s share exchange transaction with Igari Mold Co., Ltd., as well as the sales of less-than-one-unit shares to the Company’s shareholders as per their request.
3.	There were no share annulment procedures with respect to the Company’s treasury stock during this half-term.
4.	The number of the Company’s treasury stock as of the end of the previous term was 1,606,513 shares of common stock.

Convertible Debentures

MILLIONS OF YEN

Directors and Corporate Auditors

Directors

Position	Name	Business in Charge or Main Occupation
President & CEO	Fujio Mitarai
Senior Managing Director	Yukio Yamashita	Group Executive of Human Resources Management & Organization Headquarters
Senior Managing Director	Toshizo Tanaka	Group Executive of Finance & Accounting Headquarters
Senior Managing Director	Kinya Uchida	President of Canon U.S.A., Inc.
Senior Managing Director	Tsuneji Uchida	Chief Executive of Image Communication Products Operations
Managing Director	Yusuke Emura	Group Executive of Global Environment Promotion Headquarters
Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual Property and Legal Headquarters
Managing Director	Junji Ichikawa	Chief Executive of Optical Products Operations
Managing Director	Hajime Tsuruoka	President of Canon Europa N.V.
Managing Director	Akiyoshi Moroe	Group Executive of General Affairs Headquarters
Managing Director	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters
Managing Director	Ikuo Soma	Chief Executive of Office Imaging Products Operations
Managing Director	Hironori Yamamoto	Group Executive of Core Technology Development Headquarters
Director	Yoroku Adachi	President of Canon (China) Co., Ltd.
Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations
Director	Ryoichi Bamba	Executive Vice President of Canon U.S.A., Inc.
Director	Tomonori Iwashita	Deputy Chief Executive of Image Communication Products Operations
Director	Toshio Homma	Group Executive of L Printer Business Promotion Headquarters
Director	Shigeru Imaiida	Group Executive of Production Management Headquarters
Director	Masahiro Osawa*	Group Executive of Procurement Management Headquarters
Director	Keijiro Yamazaki*	Group Executive of Information & Communication Systems Headquarters
Director	Shunichi Uzawa*	Group Executive of SED Development Headquarters
Director	Masaki Nakaoka*	Deputy Chief Executive of Office Imaging Products Operations
Director	Toshiyuki Komatsu*	Group Executive of Leading-Edge Technology Development Headquarters; Deputy Group Executive of Core Technology Development Headquarters
Director	Shigeyuki Matsumoto*	Group Executive of Device Development Headquarters
Director	Haruhisa Honda*	Chief Executive of Chemical Products Operations

Corporate Auditors

Position	Name	Business in Charge or Main Occupation
Corporate Auditor	Teruomi Takahashi*
Corporate Auditor	Kunihiro Nagata*
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	Tetsuo Yoshizawa

Notes:
1.	Directors and Corporate Auditors with * were newly elected at the Ordinary General Meeting of Shareholders for the 103rd Business Term which was held on March 30, 2004, and assumed their positions accordingly.
2.	Directors Mr. Ichiro Endo, Mr. Akira Tajima, Mr. Takashi Saito and Mr. Teruomi Takahashi, and Corporate Auditors Mr. Kohtaro Miyagi and Mr. Masaharu Aono retired at the end of the Ordinary General Meeting of Shareholders for the 103rd Business Term which was held on March 30, 2004.
3.	Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are outside Corporate Auditors defined by Article 18, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations.

INFORMATION ON SHARES

Closing of accounts:
     December 31 of each year

Ordinary general meeting of shareholders:
     March of each year

Record date for above:
     December 31 of each year

Certain date for interim dividends:
     June 30 of each year

Transfer agent:
     Mizuho Trust & Banking Co., Ltd.
     2-1, Yaesu 1-chome, Chuo-ku, Tokyo

               Business handling place of the agent:
                      Stock Transfer Agency Department, Head Office
                      Mizuho Trust & Banking Co., Ltd.

               Mailing address and telephone number of the agent:
                      Business Office of Stock Transfer Agency Department
                      Mizuho Trust & Banking Co., Ltd.
                      17-7, Saga 1-Chome, Koto-ku, Tokyo 135-8722
                      Telephone: 03(5213)5213

               Intermediary office:
                      Branches of Mizuho Trust & Banking Co., Ltd.
                      Head Office and Branches of Mizuho Investors Securities Co., Ltd.

Number of shares to constitute one unit of share:
     100 shares

Newspaper in which public notice is inserted:
     The Nihon Keizai Shimbun published in Tokyo

Listed stock exchange:
     Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York and Frankfurt am Main

Fee for issuing share certificate:
     The amount equivalent to stamp duty for issue of each new share certificate

*	As of May 6, 2004, the Company has changed the number of shares to constitute one unit of shares from 1,000 shares to 100 shares.

Canon

Registered Head Office
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03(3758)2111
URL
Canon Inc.   canon.jp
Canon Worldwide Network   www.canon.com